 Exhibit 99.1

News Release

B2Gold Reports Quarterly Gold Production of 241,593 Oz and

Record Quarterly Revenue of $442 M for Q2 2020;

On Track to Meet Annual Production Guidance of 1,000,000 to 1,055,000 Oz

Vancouver, July 13, 2020 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce its gold production and gold revenue for the second quarter and first half of 2020. All dollar figures are in United States dollars unless otherwise indicated.

2020 Second Quarter Highlights

•	Consolidated gold production of 239,574 ounces, above budget by 3% (7,327 ounces) and a significant increase of 15% (30,684 ounces) over the second quarter of 2019 (excluding discontinued operations of El Limon and La Libertad)
•	Total gold production of 241,593 ounces (including 2,019 ounces of attributable production from Calibre Mining Corp. (“Calibre”))
•	Record quarterly consolidated gold revenue from the Company’s three operating mines of $442 million, a significant increase of 65% ($175 million) over the second quarter of 2019 (excluding discontinued operations)
•	No lost time injury (“LTI”) incidents at the Company’s operating mines during the second quarter; the Otjikoto and Masbate Mines continued their remarkable safety performance extending the number of days without a LTI to 826 days (well over 2 years) for Otjikoto and 592 days (well over 1.5 years) for Masbate as at June 30, 2020
•	The Fekola Mine continues to operate unimpeded and no operational days have been lost due to the recent political developments and demonstrations in Mali
•	On June 12, 2020, the B2Gold Board declared a cash dividend for the second quarter of 2020 of $0.02 per share, paid on July 7, 2020 to shareholders of record as of June 23, 2020
•	B2Gold remains well positioned for continued strong operational and financial performance. Total consolidated production guidance remains at between 1,000,000 and 1,055,000 ounces of gold; total consolidated cash operating costs (see “Non-IFRS Measures”) are forecast to be between $415 and $455 per ounce and total consolidated all-in sustaining costs (“AISC”) (see “Non-IFRS Measures”) are forecast to be between $780 and $820 per ounce.

2020 First Half Highlights

•	Record half-year consolidated gold production from the Company’s three operating mines of 490,206 ounces, well above budget by 5% (23,483 ounces) and a significant increase of 20% (80,774 ounces) over the first half of 2019 (excluding discontinued operations); with solid performances from all the Company’s operations (all exceeding their targeted production for the first half of the year)
•	Total gold production of 506,455 ounces (including 16,249 ounces of attributable production from Calibre)
•	Record half-year consolidated gold revenue from the Company’s three operating mines of $822 million, a significant increase of 55% ($291 million) over the first half of 2019 (excluding discontinued operations)
•	Based on current assumptions, including a gold price of $1,700 per ounce for the balance of 2020, the Company expects to generate cashflows from operating activities of approximately $850 million in 2020

The Company has been monitoring the COVID-19 pandemic and the potential impact at B2Gold's operations since mid-February 2020. B2Gold places the safety and well-being of its workforce as the highest priority and continues to encourage input from all its stakeholders as the situation continues to evolve. The Company has implemented several measures and introduced additional precautionary steps to manage and respond to the risks associated with COVID-19 to ensure the safety of B2Gold's employees, contractors, suppliers and surrounding communities where the Company works while continuing to operate. The Company is continually updating the plan and response measures based on the safety and well-being of its workforce, the severity of the pandemic in areas where it operates, global response measures, government restrictions and extensive community consultation. The Company is working closely with national and local authorities and continues to closely monitor each site's situation, including public and employee sentiment to ensure that stakeholders are in alignment with continued operation, while ensuring the safe operation of its mines.

Gold Production and Development

Consolidated gold production in the second quarter of 2020 was 239,574 ounces, above budget by 3% (7,327 ounces) and a significant increase of 15% (30,684 ounces) over the second quarter of 2019 (excluding discontinued operations) with solid performances from all the Company’s operations. The significant increase in gold production over the second quarter of 2019 was driven by the Fekola Mine in Mali which continued its very strong operational performance with gold production of 147,424 ounces, well above budget by 5% (6,424 ounces), and 29% (33,527 ounces) higher compared to the second quarter of 2019. Fekola’s significant increase in gold production over the second quarter of 2019 was mainly due to the expansion of the Fekola mining fleet and optimization of the pit designs and mine plan for 2020, which have provided access to higher grade portions of the Fekola deposit earlier than anticipated in previous mine plans. The Otjikoto Mine in Namibia also had a solid second quarter, producing 43,496 ounces of gold, 3% (1,342 ounces) above budget, and 16% (6,075 ounces) higher compared to the second quarter of 2019. The Masbate Mine in the Philippines continued to perform well through the second quarter of 2020, despite being limited by a reduced workforce due to COVID-19 restrictions, producing 48,654 ounces of gold, approximately in-line with budget.

Including attributable ounces from Calibre (2,019 ounces), the Company’s total gold production in the second quarter of 2020 was 241,593 ounces.

Consolidated gold production for the first half of 2020 was a half-year record of 490,206 ounces, 5% (23,483 ounces) above budget and 20% (80,774 ounces) higher than the first half of 2019 (excluding discontinued operations).

Including attributable ounces from Calibre (16,249 ounces), the Company’s total gold production in the first half of 2020 was 506,455 ounces.

Based on current assumptions for 2020, B2Gold remains well positioned for continued strong operational and financial performance. On June 24, 2020, Calibre provided its revised 2020 production guidance following the temporary suspension of its Nicaraguan operations due to COVID-19. The Company’s attributable gold production from Calibre is now estimated to be between 37,000 and 42,000 ounces for 2020 (or 8,000 ounces lower than the original estimate of between 45,000 and 50,000 ounces of gold). However, given that the Company’s three operating mines were 23,483 ounces ahead of budget at the end of the first half of 2020, the Company continues to maintain its overall total consolidated production and financial guidance. Therefore, total consolidated production guidance remains at between 1,000,000 and 1,055,000 ounces of gold; total consolidated cash operating costs are forecast to be between $415 and $455 per ounce and total consolidated AISC are forecast to be between $780 and $820 per ounce.

The Company’s expansion and development projects also progressed well through the second quarter of 2020:

-	At Fekola, the mine expansion project remains on schedule to be completed by the end of the third quarter of 2020. Mining fleet expansion equipment (including excavators, trucks, and drill rigs) continued to arrive on site and be commissioned throughout the second quarter. The mill expansion continues to be on budget and schedule and was approximately 75% complete by the end of June 2020. The mill expansion commissioning team is scheduled to arrive on site in late July and the mill expansion is expected to be fully commissioned by the end of the third quarter 2020.

-	At Otjikoto, engineering of the Wolfshag underground mine continued and an underground mining contractor bid process was held in the second quarter of 2020 for the development of the underground workings up to the production stopes. In line with previously announced schedules, the development of the portal and primary ramp is expected to commence in the fourth quarter of 2020 and stope ore production is expected to commence in early 2022.

-	At the Gramalote Project, operations restarted on May 4, 2020 (following a temporary shutdown due to COVID-19) for Environmental Impact Assessment related field activities, with exploration drilling recommencing on May 11, 2020. During the shutdown, other aspects of the Feasibility Study such as mine engineering review, metallurgical investigations and process plant design development continued to advance. Ongoing exploration work continues with a focus on infill drilling of the Inferred Mineral Resource which is expected to be completed in August 2020. As previously announced, the Company now expects to complete the Feasibility Study in the first quarter of 2021.

Gold Revenue

Consolidated gold revenue in the second quarter of 2020 was a quarterly record of $442 million from the Company’s three operating mines on sales of 257,100 ounces at an average price of $1,719 per ounce compared to $267 million on sales of 203,700 ounces at an average price of $1,312 per ounce in the second quarter of 2019 (excluding discontinued operations). Compared to the second quarter of 2019, the significant increase in consolidated gold revenue of 65% ($175 million) was mainly attributable to a 31% increase in the average realized gold price and a 26% increase in gold ounces sold (due to the higher gold production and timing of gold sales).

Consolidated gold revenue for the first half of 2020 was a half-year record of $822 million on sales of 496,600 ounces at an average price of $1,656 per ounce compared to $531 million on sales of 407,100 ounces at an average price of $1,305 per ounce in the first half of 2019 (excluding discontinued operations). The significant increase in consolidated gold revenue of 55% ($291 million) was mainly attributable to a 27% increase in the average realized gold price and a 22% increase in gold ounces sold.

Operations

Mine-by-mine gold production in the second quarter of 2020 (including the Company’s estimated 34% share of Calibre’s production) was as follows:

Mine	Q2 2020 Gold Production (ounces)	First Half 2020 Gold Production (ounces)	2020 Annual Gold Production Guidance (ounces)
Fekola	147,424	311,435	590,000 - 620,000
Masbate	48,654	93,526	200,000 - 210,000
Otjikoto	43,496	85,245	165,000 - 175,000

B2Gold Consolidated (1)	239,574	490,206	955,000 – 1,005,000

Equity interest in Calibre (2)	2,019	16,249	45,000 - 50,000 (3)

Total	241,593	506,455	1,000,000 – 1,055,000 (3)

(1)	“B2Gold Consolidated” - gold production is presented on a 100% basis, as B2Gold fully consolidates the results of its Fekola, Masbate and Otjikoto mines in its consolidated financial statements (even though it does not own 100% of these operations).
(2)	“Equity interest in Calibre” - represents the Company’s approximate 34% indirect share of the operations of Calibre’s El Limon and La Libertad mines in Nicaragua. B2Gold applies the equity method of accounting for its 34% ownership interest in Calibre.

(3)	Based on current assumptions for 2020, B2Gold remains well positioned for continued strong operational and financial performance. On June 24, 2020, Calibre provided its revised 2020 production guidance following the temporary suspension of its Nicaraguan operations due to COVID-19. The Company’s attributable gold production from Calibre is now estimated to be between 37,000 and 42,000 ounces for 2020 (or 8,000 ounces lower than the original estimate of between 45,000 and 50,000 ounces of gold). However, given that the Company’s three operating mines are already 23,483 ounces ahead of budget at the end of the first half of 2020, the Company has determined that its overall consolidated production and financial guidance should be maintained.

Fekola Gold Mine – Mali

The Fekola Mine in Mali continued its very strong operational performance with second quarter gold production of 147,424 ounces, well above budget by 5% (6,424 ounces), with processed throughput and recovery better than budget and head grade in-line with budget. Compared to the second quarter of 2019, gold production was significantly higher by 29% (33,527 ounces), mainly due to the expansion of the Fekola mining fleet and optimization of the pit designs and mine plan, which have provided access to higher grade portions of the Fekola deposit earlier than anticipated in previous mine plans.

The recent political unrest in Mali has not had a material impact on B2Gold’s operations. The Fekola Mine continues to operate as normal and the Company is maintaining both quarterly budgeted production and annual production guidance. B2Gold will continue to monitor the situation to ensure that its mining operations continue normally, providing important economic benefits both to the communities around the mine, and to regional and national governments. B2Gold has enjoyed a positive relationship with the Government of Mali from the beginning of its investment in the country, including most recently, in partnering with the government to assist the people of Mali in facing the challenges created by the COVID-19 pandemic and its impact on the mining sector. As one of the largest Canadian investors in Mali, B2Gold has enjoyed the strong support of the Government of Mali for our in-country investment.

For the second quarter of 2020, mill feed grade, throughput and average gold recoveries were 3.1 grams per tonne (“g/t”) (compared to budget of 3.1 g/t and 2.07 g/t in the second quarter of 2019), 1.56 million tonnes (compared to budget of 1.52 million tonnes and 1.8 million tonnes in the second quarter of 2019, which was lower as a result of planned interruptions related to the ongoing mill expansion project) and 94.8% (compared to budget of 93.0% and 94.4% in the second quarter of 2019), respectively.

For the first half of 2020, the Fekola Mine produced 311,435 ounces of gold, well above budget by 7% (20,435 ounces) and 39% (87,189 ounces) higher than the first half of 2019.

Based on current assumptions, for full-year 2020, the low-cost Fekola Mine is expected to produce between 590,000 and 620,000 ounces of gold at cash operating costs of between $285 and $325 per ounce and AISC of between $555 and $595 per ounce.

Fekola Mine Expansion

The Fekola Mine expansion project has progressed well through the second quarter of 2020 and is scheduled to be completed by the end of the third quarter of 2020. Mining fleet expansion equipment (including excavators, trucks, and drill rigs) continued to arrive on site and be commissioned throughout the second quarter. The mill expansion continues on budget and schedule and was approximately 75% complete by the end of June 2020, including assembly of major components including cyclone clusters, leach and CIP tanks, and completion of a double lift on the tailings storage facility. The mill expansion commissioning team is scheduled to arrive on site in late July and the mill expansion is expected to be fully commissioned by the end of the third quarter 2020.

Fekola Solar Plant

The Fekola solar plant engineering and construction progressed well in the first quarter of 2020. However, in April 2020, due to issues related to COVID-19, the Company made the decision to temporarily suspend construction activities on the solar plant. Suspending the solar plant installation is not expected to impact Fekola’s production guidance for 2020 and has increased availability at the Fekola camp to assist mining operations in isolating more of the critical workforce on site and mitigate COVID-19 related travel and quarantine restrictions. The Company expects the solar plant construction will be completed within six months of the restart.

Masbate Gold Mine – the Philippines

The Masbate Mine in the Philippines also continued to perform well through the second quarter of 2020, despite being limited by a reduced workforce due to COVID-19 restrictions, producing 48,654 ounces of gold, approximately in-line with budget. Compared to the second quarter of 2019, gold production was lower by 15% (8,918 ounces), as planned, mainly due to lower than budgeted grade. The Masbate Mine continued its remarkable safety performance, extending the number of days without an LTI to 592 days (well over 1.5 years) as at June 30, 2020.

During the second quarter of 2020, processing was generally on budget. Mill feed grade was 0.94 g/t (compared to budget of 0.99 g/t and 1.22 g/t in the second quarter of 2019), throughput was 1.99 million tonnes (compared to budget of 2.0 million tonnes and 2.1 million tonnes in the second quarter of 2019) and average gold recoveries were 81.0% (compared to budget of 77.4% and 70.2% in the second quarter of 2019).

For the first half of 2020, the Masbate Mine produced 93,526 ounces of gold, slightly above budget (by 343 ounces) and 19% (21,527 ounces) lower than the first half of 2019. The on-budget production was achieved despite COVID-19-related constraints, including a five-day mining shutdown in the first quarter and working with a reduced workforce through the second quarter.

For full-year 2020, the Masbate Mine is expected to produce between 200,000 and 210,000 ounces of gold in total from the Main Vein and Montana Pits, at cash operating costs of between $665 and $705 per ounce and AISC of between $965 and $1,005 per ounce. Masbate’s gold production is scheduled to be weighted towards the second half of 2020 (54%), as higher-grade ore from the new Montana Pit is forecast to be processed during the second half of the year.

Otjikoto Gold Mine – Namibia

The Otjikoto Mine in Namibia also had a solid second quarter, producing 43,496 ounces of gold, 3% (1,342 ounces) above budget, as processed tonnes and recoveries were slightly better than budget. Compared to the second quarter of 2019, gold production was significantly higher by 16% (6,075 ounces), due to higher grade ore from the Wolfshag Pit (ore production from the pit resumed in the second half of 2019 following pre-stripping). The Otjikoto Mine continued its remarkable safety performance, extending the number of days without an LTI to 826 days (well over 2 years) as at June 30, 2020.

During the second quarter of 2020, the Otjikoto Mine processed 0.87 million tonnes (compared to budget of 0.85 million tonnes and 0.87 million tonnes in the second quarter of 2019) at an average grade of 1.58 g/t (compared to budget of 1.58 g/t and 1.36 g/t in the second quarter of 2019) and average gold recoveries of 98.6% (compared to budget of 98.0% and 98.5% in the second quarter of 2019).

For the first half of 2020, the Otjikoto Mine produced 85,245 ounces of gold, above budget by 3% (2,705 ounces) and 22% (15,112 ounces) higher than the first half of 2019.

In December 2019, the B2Gold Board approved the development of the Wolfshag underground mine (the initial underground Mineral Reserve estimate, in the down-plunge extension of the Wolfshag orebody, was calculated to contain 210,000 ounces of gold in 1.2 million tonnes of ore at 5.57 g/t gold). During the first half of 2020, engineering of the underground mine continued and in the second quarter of 2020 an underground mining contractor bid process was held for the development of the underground workings up to the production stopes. In line with previously announced schedules, the development of the portal and primary ramp is expected to commence in the fourth quarter of 2020 and stope ore production is expected to commence in early 2022.

Based on current assumptions, for full-year 2020, the Otjikoto Mine is forecast to produce between 165,000 and 175,000 ounces of gold, from the Otjikoto and Wolfshag Pits, at cash operating costs of between $480 and $520 per ounce and AISC of between $1,010 and $1,050 per ounce.

Development

Gramalote Project – Colombia

On March 30, 2020, B2Gold had announced at the Gramalote Project in Colombia, a joint venture with AngloGold Ashanti Limited, a temporary shutdown due to COVID-19. Project operations restarted on May 4, 2020 for Environmental Impact Assessment related field activities, with exploration drilling recommencing on May 11, 2020. The project became fully operational within a week, with appropriate preventive practices, monitoring, and COVID-19 testing and tracing protocols in place. During the shutdown, other aspects of the Feasibility Study such as mine engineering review, metallurgical investigations and process plant design development continued to advance.

Ongoing exploration work continues with a focus on infill drilling of the Inferred Mineral Resource which is expected to be completed in August 2020. As previously announced, the Company now expects to complete the Feasibility Study in the first quarter of 2021.

The Colombian government in Antioquia continues to closely manage levels of business activities and public movement with a view to gradually reopening the economy while ensuring adequacy of medical facilities including public testing, contact tracing and intensive care units.

Liquidity and Capital Resources

B2Gold continues to maintain a strong financial position and liquidity. As of March 31, 2020, the Company had cash and cash equivalents of $208 million and has continued to add to its consolidated cash position during the second quarter of 2020. At June 30, 2020, the Company is in a net cash position with its cash holdings exceeding its debt balances. Final reconciled cash balances as of June 30, 2020 will be reported when the Company announces its second quarter of 2020 financial results on August 5, 2020.

About B2Gold Corp.

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines and numerous exploration and development projects in various countries including Mali and Colombia. B2Gold continues to forecast total consolidated gold production of between 1,000,000 and 1,055,000 ounces in 2020.

Qualified Persons

Bill Lytle, Senior Vice President of Operations, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

Second Quarter and First Half 2020 Financial Results - Conference Call Details

B2Gold will release its second quarter and first half 2020 financial results after the North American markets close on Wednesday, August 5, 2020.

B2Gold executives will host a conference call to discuss the results on Thursday, August 6, 2020, at 10:00 am PDT/1:00 pm EDT. You may access the call by dialing the operator at +1 (647) 788-4919 (local or international) or toll free at +1 (877) 291-4570 prior to the scheduled start time or you may listen to the call via webcast by clicking: https://www.webcaster4.com/Webcast/Page/1493/35606. A playback version will be available for two weeks after the call at +1 (416) 621-4642 (local or international) or toll free at +1 (800) 585-8367 (passcode 5346877).

On Behalf of B2GOLD CORP.

“Clive T. Johnson”

President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 20, 2020 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis; the impact of the COVID-19 pandemic on B2Gold’s operations, including any restrictions or suspensions with respect to our operations and the effect of any such restrictions or suspensions on our financial and operational results; the ability of the Company to successfully maintain our operations if they are temporarily suspended, and to restart or ramp-up these operations efficiently and economically, the impact of COVID-19 on the Company’s workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: B2Gold generating operating cashflows of approximately $850 million in 2020; remaining well positioned for continued strong operational and financial performance for the remainder of 2020; projected gold production, cash operating costs and AISC on a consolidated and mine by mine basis in 2020, including total consolidated gold production of between 1,000,000 and 1,055,000 ounces in 2020 with cash operating costs of between $415 and $455 per ounce and AISC of between $780 and $820 per ounce; the completion of the expansion at Fekola and the timing and results thereof; the anticipated cost, timing and results for the addition of a solar plant to the Fekola Mine, including the timing to complete following restart of construction; the completion of the Gramalote Feasibility Study by the first quarter of 2021 and the results therein; and B2Gold’s attributable share at El Limon and La Libertad. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with or related to: the duration and extent of the COVID-19 pandemic, the effectiveness of preventative measures and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; escalation of travel restrictions on people or products and reductions in the ability of the Company to transport and refine doré; the volatility of metal prices and B2Gold’s common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold’s feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold’s operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Colombia and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally, including in response to the COVID-19 outbreak; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold’s operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold’s reputation; risks affecting Calibre having an impact on the value of the Company’s investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form, B2Gold’s current Form 40-F Annual Report and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect B2Gold’s forward-looking statements

B2Gold’s forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold’s ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold’s forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including “cash operating costs” and “all-in sustaining costs” (or “AISC”). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold’s consolidated financial statements. Readers should refer to B2Gold’s Management Discussion and Analysis, available on the Websites, under the heading “Non-IFRS Measures” for a more detailed discussion of how B2Gold calculates certain of such measures and a reconciliation of certain measures to IFRS terms.